

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 15, 2011

<u>Via U.S. Mail</u>

Mr. Kevin M. Goodwin
President
SonoSite, Inc.
21919 30th Drive SE
Bothell, WA

> **Re: SonoSite, Inc.**
> **Form 10-K for year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 0-23791**

Dear Mr. Goodwin:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief